July 11, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to comments you provided to me and Michelle Wong in a telephonic discussion on July 1, 2014, with respect to your review of the preliminary proxy materials of the Trust, as filed with the U.S. Securities and Exchange Commission (“SEC”) on June 26, 2014 (“Preliminary Proxy Materials”). We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Preliminary Proxy Materials.

1.	Comment: Please confirm that the ESOP Transaction is not expected to negatively impact the ability of the Sub-Adviser to provide services to the Fund.

Response: The Trust hereby confirms that, based on representations from the Sub-Adviser, the ESOP Transaction is not expected to negatively impact the ability of the Sub-Adviser to provide services to the Fund.

2.	Comment: As the Preliminary Proxy Materials noted that a few of the individuals that comprise the senior management of the Sub-Adviser are approaching retirement age, please describe in the definitive proxy materials any anticipated changes to the portfolio management team of the Fund in connection with any succession planning initiatives related to the ESOP Transaction.

Response: Based on representations from the Sub-Adviser, there are currently no anticipated changes to the portfolio management team of the Fund as a result of the ESOP Transaction. The Trust hereby confirms that it will add disclosure to the definitive proxy materials filed with the SEC to clarify this point.

July 11, 2014 Page 2

3.	Comment: Pursuant to the requirements of Schedule 14A, please describe in the definitive proxy materials, if applicable, the name, address, and principal occupation of each director or general partner of DAC, as well as the name and address of any person who owns, of record or beneficially, 10 percent or more of the outstanding voting securities of the Sub-Adviser.

Response: The Trust hereby confirms that this information will be provided in the definitive proxy materials filed with the SEC regarding the persons who own, of record or beneficially, 10 percent or more of the outstanding voting securities of the Sub-Adviser.

4.	Comment: Please confirm whether the Sub-Adviser provides advisory services to any other registered investment companies with a similar investment objective, and if applicable, please indicate in the definitive proxy materials whether the Board discussed the foregoing in its consideration to form the basis to recommend that the Fund’s shareholders approve the Proposed Sub-Advisory Agreement.

Response: The Trust hereby confirms that the Sub-Adviser does not provide advisory services to any other registered investment companies.

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July 11, 2014 Page 3

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (704) 339-3104 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc:	Andrew Murphy, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit

July 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Numbers: 033-17619 and 811-05349

Ladies and Gentlemen:

In connection with a response being made on behalf of Goldman Sachs Trust to comments provided with respect to the preliminary proxy materials of the Trust, as filed with the U.S. Securities and Exchange Commission (“SEC”) on June 26, 2014 (“Preliminary Proxy Materials”), it is hereby acknowledged that:

¡	comments of the SEC Staff or changes to disclosure in response to SEC Staff comments with respect to the Preliminary Proxy Materials do not preclude the SEC from taking any action with respect to the filing;

¡	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; and

¡	the Trust may not assert SEC Staff comments, or change to disclosure in response to the same, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Jeremy D. Franklin (704) 339-3104 or Geoffrey R.T. Kenyon at (617) 728-7126 of Dechert LLP, outside counsels to the Trust, if you have any questions concerning the foregoing.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Assistant Secretary, Goldman Sachs Trust